Exhibit 12(d)

                       Entergy Mississippi, Inc.
       Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                              1992      1993      1994      1995      1996      1997

Fixed charges, as defined:
  Total Interest                                               64,066    55,359    52,764    51,635    48,007    45,274
  Interest applicable to rentals                                  521     1,264     1,716     2,173     2,165     1,947
                                                              ---------------------------------------------------------
Total fixed charges, as defined                                64,587    56,623    54,480    53,808    50,172    47,221

Preferred dividends, as defined (a)                            12,823    12,990     9,447     9,004     7,610     5,123
                                                              ---------------------------------------------------------
Combined fixed charges and preferred dividends, as defined    $77,410   $69,613   $63,927   $62,812   $57,782   $52,344
                                                              =========================================================
Earnings as defined:

  Net Income                                                  $65,036  $101,743   $48,779   $68,667   $79,210    66,661
  Add:
    Provision for income taxes:
    Total income taxes                                         23,147    55,993    12,476    34,877    41,107    26,744
    Fixed charges as above                                     64,587    56,623    54,480    53,808    50,172    47,221
                                                             ----------------------------------------------------------
Total earnings, as defined                                   $152,770  $214,359  $115,735  $157,352  $170,489  $140,626
                                                             ==========================================================
Ratio of earnings to fixed charges, as defined                   2.37      3.79      2.12      2.92      3.40      2.98
                                                             ==========================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                 1.97      3.08      1.81      2.51      2.95      2.69
                                                             ==========================================================

------------------------
 (a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.
